SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 29 June 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------









 BP AND D1 OILS FORM JOINT VENTURE TO DEVELOP JATROPHA BIODIESEL FEEDSTOCK



BP and D1 Oils plc announced today that they are to form a 50/50 joint venture, to be called D1-BP Fuel Crops Limited, to accelerate the planting of Jatropha curcas - a drought resistant, inedible oilseed bearing tree which does not compete with food crops for good agricultural land or adversely impact the rainforest - in order to make more sustainable biodiesel feedstock available on a larger scale.



"This joint venture is a further milestone in our strategy to develop real avenues to contribute to global energy supplies in ways that are sustainable and progressive," says Iain Conn, chief executive officer of BP's refining and marketing business. "In the transportation sector, increased blending of biocomponents offers one of the few real options for progress. Our announcement earlier this week of a planned world scale bioethanol plant in Hull, alongside a biobutanol demonstration plant, brings widespread availability of biocomponents for gasoline closer to reality, and this joint venture will enable similar progress on biodiesel."



Under the terms of the agreement, BP and D1 Oils intend to invest around $160 million over the next five years. D1 Oils will contribute into the joint venture their 172,000 hectares of existing plantations in India, Southern Africa and South East Asia and the joint venture will have exclusive access to the elite jatropha seedlings produced through D1 Oils' plant science programme.



"As jatropha can be grown on land of lesser agricultural value with lower irrigation requirements than many plants, it is an excellent biodiesel feedstock," said Phil New, head of BP Biofuels. "D1 Oils' progress in identifying the most productive varieties of jatropha means that the joint venture will have access to seeds which can substantially increase jatropha oil production per hectare."



The joint venture will focus on jatropha cultivation in South East Asia, Southern Africa, Central and South America and India. It is anticipated that some one million hectares will be planted over the next four years, with an estimated 300,000 hectares per year thereafter. Investments will be made through directly managed plantations on owned or leased land, which will also provide employment for local communities, and through contract farming and seed purchase agreements.



"This is a transforming event for D1. BP's decision to join us in this new venture is a significant endorsement of our strategy to develop jatropha as a global raw material for the production of sustainable biodiesel," says Elliott Mannis, chief executive officer of D1 Oils. "It shows we have come a long way. BP's proven logistical, managerial and financial support will enable a significant enhancement and acceleration of the scope and pace of jatropha planting."



Jatropha oil produced from the plantations will be used to meet both local biodiesel requirements and for export to markets such as Europe, where domestic feedstock produced from rapeseed and waste oil is unlikely to be sufficient to meet anticipated regulatory led demand for biodiesel of around 11 million tonnes a year from 2010.



"Once all the planned plantations are established, the joint venture is expected to become the world's largest commercial producer of jatropha feedstock, producing up to 2 million tonnes of jatropha oil a year," says BP's Phil New. " As this hardy crop can be grown on a wide range of land types, it can make a significant impact on employment in rural areas of developing countries where planting takes place, a benefit which fits well with BP's aspiration to pursue relationships which are mutually advantageous."



Notes to Editors:



- Founded in 2002, UK based D1 Oils plc has been listed on the Alternative Investment Market (AIM) since October 2004.

- D1 Oils plc is a UK-based global producer of biodiesel, building a global supply chain and network that is sustainable and delivers value from ' earth-to-engine'. Its operations cover agronomy, refining and trading and includes pioneering the science, planting and production of inedible vegetable oils. D1 Oils also design, build, own, operate and market biodiesel refineries and source, transport and trade seeds and seedlings, seedcake, crude vegetable oils and biodiesel.

- BP, Associated British Foods and DuPont announced their intention to invest around $400 million for the construction of a world scale bioethanol plant alongside a high technology biobutanol demonstration plant to advance development work on the next generation of biofuels on June 26, 2007.



Further information:



BP Press Office, London, tel: +44 (0)20 7496 4358

D1 Oils, tel: +44 (0)1642 755580 or Brunswick, tel: +44 (0)20 7404 5959







                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 June 2007                                       /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary